SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 28, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

Mobile operations capture more than 1 million clients

Brasília, Brazil, March 28, 2005 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that, in less than six months of operations in the mobile segment, the Group has exceeded the mark of 1 million clients. The convergence strategy adopted by the Brasil Telecom Group, furthered by the strength of the Pula-Pula Promotion, has been important for the success of Brasil Telecom GSM.

The Company decided to continue with the Pula-Pula Promotion until this coming Mother’s day (May 8, 2005) offering different advantages from the previous three versions. In the current version – “Pula-Pula 2008” - clients can take advantage of the benefits until the end of 2008. The “Pula-Pula 2008” will be valid for mobile phones activated between April 1st and May 8, 2005.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer